Exhibit (2)(h)(2)

CAZ STRATEGIC OPPORTUNITIES FUND

Distribution and Service Plan

December 19, 2023

WHEREAS, CAZ Strategic Opportunities Fund (the “Fund”) is registered as a continuously offered, non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Fund has applied for exemptive relief from the U.S. Securities and Exchange Commission to permit the Fund to offer multiple classes of shares. If such relief is granted or as otherwise may be permitted, it is anticipated that the Fund will offer the following share classes: Class A, Class D, Class F, Class I, and Class R, and in the future, other classes of shares may be designated and offered;

WHEREAS, the Fund’s Board of Trustees has divided the Fund’s shares of beneficial interest (“Shares”) into separate classes of Shares as set forth in Schedule A hereto (as may be amended from time to time) and may establish additional classes of Shares from time to time;

WHEREAS, the Fund has entered into a written Distribution Agreement (the “Agreement”) with Ultimus Fund Distributors, LLC (the “Distributor”) to act as the distributor of each class of Shares;

WHEREAS, the Fund, on behalf of certain classes of Shares as set forth in Schedule A, desires to adopt this Distribution and Service Plan (the “Plan”) pursuant to Rule 12b-1 under the Act; and

WHEREAS, the Board of Trustees of the Fund has determined that there is a reasonable likelihood that adoption of the Plan will benefit the Fund and its shareholders.

NOW, THEREFORE, the Fund hereby adopts the Plan with respect to the applicable classes of Shares as set forth in Schedule A on the following terms and conditions:

1.       The Plan

(a)	Subject to the class-specific arrangements set forth in Schedule A, the Fund is authorized to compensate the Distributor for amounts expended to finance: (i) any activity primarily intended to result in the sale of Shares of the Fund (“Distribution-Related Services”); and/or (ii) the provision of personal and account maintenance services (“Shareholder Services”). The amount of such compensation paid during any one year shall not exceed the amounts set forth in Schedule A. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board of Trustees may determine.
(b)	Distribution-Related Services and related expenses for which the Distributor may be compensated include, without limitation: (i) marketing and promotional services including advertising; (ii) providing facilities to answer questions from prospective investors about the Fund; (iii) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (iv) complying with federal and state securities laws pertaining to the sale of Shares; and/or (v) performing such other services and obligations as are set forth in the Agreement.
(c)	Shareholder Services and related expenses for which the Distributor may be compensated include, without limitation: (i) receiving and answering correspondence or responding to shareholder inquiries, including requests for prospectuses and statements of additional information; and/or (ii) payments made to or on account of the Distributor, other brokers, dealers and financial service firms that have entered into agreements with the Distributor or their respective officers, sales representatives and employees who respond to inquiries of, and furnish assistance to, shareholders regarding their ownership of Shares or their accounts or who provide similar services not otherwise provided by or on behalf of the Fund.

(d)	The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate other brokers, dealers and financial service firms to the extent permitted under applicable laws or regulations for providing certain services that constitute “any activity which is primarily intended to result in the sale of shares” within the meaning of Rule 12b-1 under the Act and/or “personal and account maintenance services” within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 2341 (or any applicable successor rule), and/or to pay any of the expenses associated with other activities authorized under this paragraph 1.
(e)	Appropriate adjustments to payments made pursuant to this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Fund in excess of limits imposed by applicable laws or regulations, including FINRA rules.
(f)	The payment of fees to the Distributor is subject to compliance by the Distributor with the terms of the Agreement.

2.       General Provisions

(a)	This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board of Trustees of the Fund; and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Trustees”) in accordance with the requirements of the Act or any exemptive relief therefrom.
(b)	This Plan shall remain in effect until December 14, 2024, and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided in paragraph 2(a).
(c)	The Distributor shall provide to the Board of Trustees of the Fund and the Board shall review, at least quarterly, a written report of services and expenses provided or incurred under this Plan, and the purposes for which such services were performed and expenses were incurred.
(d)	This Plan will terminate automatically in the event of its assignment (as defined in the Act). In addition, this Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Shares of the applicable class of the Fund.
(e)	This Plan may not be amended with respect to any class of Shares to increase materially the amount of compensation payable pursuant to paragraph 1 unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares of that class of the Fund, except to the extent that the approval of another class of the Fund is required in accordance with Rule 18f-3 under the Act, in which case the approval of a majority (as defined in the Act) of the outstanding voting securities of such class shall also be required. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 2(a).
(f)	While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.
(g)	The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 2(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.
(h)	The compensation determined in accordance with paragraph 1 with respect to each class of Shares set forth in Appendix A shall be based upon the average monthly net assets of the Fund attributable to such class. The obligations of the Fund hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to each applicable class of Shares shall be bound.

IN WITNESS WHEREOF, the Fund has adopted this Plan as of the day and year first above written.

CAZ STRATEGIC OPPORTUNITIES FUND

By: /s/ Isaiah Massey

Name: Isaiah Massey

Title: Authorized Person

Schedule A

Share Class	Distribution-Related Services	Shareholder Services	Total Distribution- Related and Shareholder Services
Class A	0.60%	0.25%	0.60%
Class D	0.60%	0.25%	0.60%
Class F	N/A	N/A	N/A
Class I	N/A	N/A	N/A
Class R	0.25%	0.25%	0.25%